UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


            BOWLIN Outdoor Advertising & Travel Centers Incorporated
            --------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)



                                   102595 10 5
                                   -----------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 102595 10 5                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------

1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Monica Bowlin
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
    N/A                                                                  (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                  425,687
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY      171,332
  OWNED BY    ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
  REPORTING       425,687
   PERSON     ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                  171,332
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,735,513
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    / /
    N/A
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    39.6%, based upon 4,384,848 shares outstanding at 12/31/96.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)   NAME OF ISSUER:

            BOWLIN Outdoor Advertising & Travel Centers Incorporated

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            150 Louisiana NE
            Albuquerque, New Mexico 87108

ITEM 2(A)   NAME OF PERSON FILING:

            Monica Bowlin

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            150 Louisiana NE
            Albuquerque, New Mexico 87108

ITEM 2(C)   CITIZENSHIP:

            United States

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Common Stock, $.001 par value

ITEM 2(E)   CUSIP NUMBER:

            102595 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            (a) / / Broker or Dealer registered under Section 15 of the Act

            (b) / / Bank as defined in Section 3(a)(6) of the Act

            (c) / / Insurance Company as defined in Section 3(a)(19) of the Act

            (d) / / Investment Company registered under Section 8 of the
                    Investment Company Act

            (e) / / Investment  Adviser  registered  under  Section  203 of  the
                    Investment Advisers Act of 1940

            (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

            (g) / / Parent Holding Company, in accordance with ss.240.13d-1(b)
                    (1)(ii)(G)(NOTE: See Item 7)

            (h) / / Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

            Not  applicable.


                                Page 3 of 5 Pages

ITEM 4.     OWNERSHIP.

     (A)    AMOUNT BENEFICIALLY OWNED:

            Monica Bowlin is the beneficial owner of 1,735,513 shares of Common Stock of the Company, which includes 795,830 shares held by Mrs. Bowlin's husband, Michael L. Bowlin, and 171,332 shares held by each of her three daughters. Mrs. Bowlin disclaims beneficial ownership of 342,664 of such shares held by two of her daughters and the 795,830 shares held by her husband.

     (B)    PERCENT OF CLASS:

            39.6%

     (C)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i) sole power to vote or direct the vote: 425,687

            (ii) shared power to vote or direct the vote: 171,332

            (iii) sole power to dispose or direct the disposition of: 425,687

            (iv) shared power to dispose or direct the disposition of: 171,332

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            Not applicable.

                               Page 4 of 5 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.




Dated:  February 13, 1997                      /s/ Monica Bowlin
                                               -----------------------------
                                               MONICA BOWLIN




                                Page 5 of 5 Pages